HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

July 25, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: HUMBL, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-261403

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HUMBL, Inc. hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 27, 2022, at 10:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Culhane Meadows PLLC, request by telephone that such Registration Statement be declared effective at some other time. Once the Registration Statement is effective, please orally confirm the event with our counsel, Culhane Meadows PLLC, by calling Ernest Stern, at (301) 910-2030. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Culhane Meadows PLLC, Attention: Ernest Stern, Esq., by email to estern@cm.law.

If you have any questions regarding this request, please contact Ernest Stern of Culhane Meadows PLLC at (301) 910-2030.

Sincerely,

HUMBL, INC.

/s/ Brian Foote
Brian Foote
Chief Executive Officer

cc: Ernest Stern, Culhane Meadows PLLC